April 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Steve Lo
Craig Arakawa
George K. Schuler
Michael Purcell
Irene Barberena-Meissner

Re:	U.S. GoldMining Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 10, 2023
File No. 333-269693

Ladies and Gentlemen:

This letter is submitted on behalf of U.S. GoldMining Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 10, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on April 10, 2023 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which has been amended in response to the Staff’s comments in the Comment Letter.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 4 in response to the Staff’s comments. All page references in the responses set forth below refer to page numbers in Amendment No. 4 as filed conterminously here with. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 T: 212.659.7300 | haynesboone.com

U.S. Securities and Exchange Commission

April 12, 2023

Dilution, page 37

1.	We note from your response to prior comment 4 that your estimated offering net proceeds after IPO expenses is $17,735,000 and understand that your estimated IPO expenses of $2,265,000 is comprised of $1,400,000 of underwriting discounts and commissions, and $865,000 of offering expenses. Please explain why you added $865,000 to your adjusted total liabilities if these expenses were already captured in the net proceeds of your IPO in determining your adjusted net tangible book value. In addition, we note you disclose a total of $1,787,114 of costs and expenses associated with the issuance and distribution of the IPO securities at Item 13 on page II-2. Please explain the difference in the total amount of offering expenses of $1,787,114 reported at page II-2 and the $865,000 used in determining the net proceeds from your IPO.

The Company acknowledges the Staff’s comment and advises the Staff that the Company inadvertently added approximate offering expenses of $865,000, less its approximate incremental share issue costs associated with the offering of $142,563, to its historical total liabilities as at November 30, 2022 of $1,512,890. As the expenses from the offering were already captured in the net proceeds of the IPO, the additional amount of $722,437 has been removed from the total liabilities in Amendment No. 4. Please see page 37 of Amendment No. 4.

The Company advises the Staff that the estimated offering expenses that will be paid out of IPO proceeds in Amendment No. 4 has been changed from $865,000 to $1,371,000. The offering expenses of $1,371,000 includes both costs incurred and expected to be incurred from December 1, 2022 through to the completion of the IPO. During the year ended November 30, 2022, the Company had offering expenses of approximately $416,000. Accordingly, total offering expenditures of $1,787,114 consists of offering expenses incurred during the year ended November 30, 2022 of $415,644 plus offering expenses incurred and expected to be incurred from December 1, 2022 through to the completion of the IPO of $1,371,470. Please note that $1,371,470 was rounded to $1,371,000 in Amendment No.4. Please see page II-1 of Amendment No. 4.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Tim Smith, U.S. GoldMining Inc. Bruce Newsome, Esq., Haynes and Boone, LLP